UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

DynTek, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

268180106

(CUSIP Number)

with a copy to:

DynTek, Inc.	Stradling Yocca Carlson & Rauth
19700 Fairchild Road, Suite 230	660 Newport Center Drive, Suite 1600
Irvine, CA 92612	Newport Beach, CA 92660
(949) 955-0078	(949) 725-4000
Attn: Casper Zublin, Jr.	Attn: Christopher D. Ivey

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26818016

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Casper Zublin, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 46,391,131

	8.	Shared Voting Power

	9.	Sole Dispositive Power 46,391,131

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 46,391,131

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 24.0% (1)

14.	Type of Reporting Person (See Instructions) IN

(1)     The calculation of the foregoing number of shares beneficially owned and the percentage owned is based on 1,694,187 shares acquired by the Reporting Person in connection with the sale of Integration Technologies, Inc. to the Company, plus the right to receive 44,696,944 shares of common stock through the C.W. Zublin, Jr. Trust pursuant to a Conversion and Settlement Agreement in exchange for the cancellation of debt owed to the Trust in the aggregate amount of $893,938.87 at a conversion price of $0.02 per share.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $0.0001 per share (the “Shares”) of DynTek, Inc., a Delaware corporation (the “Company”).  The Company has its principal executive offices at 19700 Fairchild Road, Suite 230, Irvine, California 92612.

Item 2.	Identity and Background

This Schedule 13D is being filed by Casper W. Zublin, Jr., a natural person (the “Reporting Person”).  The Reporting Person’s business address is 19700 Fairchild Road, Suite 230, Irvine, California 92612.  His principal occupation is Chief Executive Officer of the Company.  The address of the Company is set forth in Item 1 above.  During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.  The Reporting Person is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

As described more fully in Item 4 below, the Reporting Person acquired the right to receive 44,696,944 Shares of the Company through a Conversion and Settlement Agreement entered into on March 8, 2006 between the Company and the C.W. Zublin, Jr. Trust (the “Trust”).

Item 4.	Purpose of Transaction

As described more fully in the Company's Form 8-K filed with the SEC on March 14, 2006, the Company completed a debt financing and private placement of equity securities on March 8, 2006 (the “Recapitalization”).  Upon consummation of the Recapitalization, the Reporting Person’s beneficial ownership of the Company's Shares (including debt and equity securities exercisable for or convertible into Shares) increased from 3.3% to 24.0% of the Company's Shares, thereby requiring the filing of this Schedule 13D.  Pursuant to Rule 13d-3, the foregoing percentage does not take into account the exercise or conversion of other outstanding convertible or exercisable securities of the Company, which would have the effect of reducing the percentage beneficial ownership of the Reporting Person.

In connection with the Recapitalization, the Company entered into negotiated settlements with certain secured creditors, including the Trust (the trustee of which is the Reporting Person) whereby the Trust agreed to convert the principal and outstanding amount of $893,938.87 owed to the Trust in connection with the Company’s acquisition of Integration Technologies, Inc. on October 14, 2004 into Shares of the Company at a conversion rate of $0.02 (the “Conversion and Settlement Agreement”).  The conversion will occur as of the earlier of the date immediately following the effective date of the Company's planned 1-for-10 reverse stock split or June 30, 2006.  A copy of the Conversion and Settlement Agreement is attached hereto as Exhibit 99.1.  The Company expects to issue approximately 300 million additional Shares upon the conversion of certain indebtedness to the Company as part of the Recapitalization on substantially similar terms as the Conversion and Settlement Agreement.  As the Chief Executive Officer and a director of the Company, the Reporting Person is reporting his ownership of such Shares due to his ability to influence the timing of the reverse stock split.

Except as described above in this Item 4, the Reporting Person does not have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that he may deem appropriate, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person.

Item 5.	Interest in Securities of the Issuer

(a)

The Reporting Person may be deemed to beneficially own 46,391,131 Shares of the Company which includes 1) 1,694,187 Shares acquired in connection with the sale of Integration Technologies, Inc. to the Company in October 2004, and 2) the right to receive 44,696,944 Shares through the Trust pursuant to the Conversion and Settlement Agreement as described more fully in Item 4 above.  The outstanding Shares of the Company used to calculate the percentage of beneficial ownership includes 81,164,636 Shares outstanding prior to the Company’s Recapitalization and 67,551,275 Shares issued in connection with the Recapitalization.  According to the calculations required by Rule 13d-3, the Reporting Person is the beneficial owner of 24.0% of the Company’s Shares.

(b)	The Reporting Person is the sole owner of the voting and dispositive rights of the Shares discussed in Item 5(a) above.

(c)	The Reporting Person has not effected any transaction relating to the Company’s Shares during the past 60 days.

(d)	To the Reporting Person’s knowledge, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company’s Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Conversion and Settlement Agreement The Conversion and Settlement Agreement is discussed above under Items 3, 4 and 5.

Item 7.	Material to Be Filed as Exhibits

EXHIBIT	DESCRIPTION

99.1	Conversion and Settlement Agreement, by and between DynTek, Inc. and the C.W. Zublin, Jr. Trust, dated as of March 8, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 20, 2006
Date
/s/ Casper Zublin, Jr.
Signature
Casper Zublin, Jr.
Name/Title

EXHIBIT INDEX

EXHIBIT	DESCRIPTION

99.1	Conversion and Settlement Agreement, by and between DynTek, Inc. and the C.W. Zublin, Jr. Trust, dated as of March 8, 2006.